Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges (in thousands)

	Six months ended
	June 30,	For the year ended December 31,
	2009	2008	2007	2006	2005	2004
Earnings (loss):
Loss before income taxes	$(41,633)	$(76,860)	$(58,794)	$(54,430)	$(36,196)	$(47,172)
Add:
Interest expense	1,395	2,691	2,771	3,253	3,280	2,660
Estimated interest factor in rental expense	862	1,849	1,871	1,834	1,859	1,836

Total loss	$(39,376)	$(72,320)	$(54,152)	$(49,343)	$(31,057)	$(42,676)

Fixed Charges:
Interest expense	$1,395	$2,691	$2,771	$3,253	$3,280	$2,660
Estimated interest factor in rental expense	862	1,849	1,871	1,834	1,859	1,836

Total fixed charges	$2,257	$4,540	$4,642	$5,087	$5,139	$4,496

Ratio of Earnings to Fixed Charges (1)	—	—	—	—	—	—

(1)           For the six months ended June 30, 2009, and the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004, our earnings were insufficient to cover fixed charges by $41.6 million, $76.9 million, $58.8 million, $54.4 million, $36.2 million, and $47.2 million, respectively.